Exhibit 10.6

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into as of the 1st day of May, 2008, but is effective as of the Commencement Date (as hereinafter defined), by and between Forbes Energy Services LLC, a Delaware limited liability company (the “Employer”), and Charles C. Forbes, residing at 1611 Morningside Street, Alice, Texas 78333 (the “Employee”).

WITNESSETH:

1. Employment. Employer has employed and hereby continues to employ Employee, and Employee hereby accepts such continued employment, upon the terms and subject to the conditions set forth in this Agreement. Employee shall be employed by Employer but may serve (and if requested by Employer shall serve) as an officer and/or director of its parent, Forbes Energy Services Ltd (“Parent”), or any subsidiary or affiliate of Employer or Parent.

2. Term. The term of employment under this Agreement shall commence on May 1, 2008 (the “Commencement Date”) and shall continue through April 30, 2011; provided, however, that beginning on May 1, 2009, and on every May 1 thereafter (each a “Renewal Date”), the then existing term of this Agreement shall automatically be extended one additional year unless either party gives the other written notice of termination at least ninety (90) days prior to any such Renewal Date. Written notice by Employer shall be solely pursuant to a duly adopted resolution of Employer’s or Parent’s board of directors. Following the date of termination of employment, Employee shall have no further rights, including but not limited to rights under Section 8, or obligations hereunder, except obligations set forth in Sections 11 and 12.

3. Compensation and Benefits.

(a) Employer shall pay to Employee as compensation for all services rendered by Employee a basic annualized salary of $500,000.00 during the initial three (3) year term of this Agreement (the “Basic Salary”), or such other sums as the parties may agree on from time to time, payable semi-monthly or in other more frequent installments, as determined by the Board (as hereinafter defined). The compensation committee of the board of directors of Parent (the “Compensation Committee”), by providing direction through the board of directors of Employer (collectively, the board of directors of Parent, the Compensation Committee and the board of directors of Employer are referred to as the “Board”) shall have the right to increase Employee’s compensation from time to time and Employee shall be entitled to an annual review thereof or more frequently as determined by the Board. In addition, the Board, in its discretion, may, with respect to any year during the term hereof, award a bonus or bonuses to Employee; provided, however, Employer shall annually provide Employee with a bonus based on the terms to be determined by the Compensation Committee. Such terms shall be more particularly described in Appendix “A” to be attached hereto. Appendix “A” may be modified, supplemented, or replaced from time to time as determined by the Compensation Committee and established by written agreement between Employer and Employee for the purpose of defining the then current bonus calculation methodologies from the applicable year(s). The compensation provided for in this Section 3(a) shall be in addition to any pension or profit sharing payments set aside or allocated for the benefit of Employee in either a tax qualified plan or otherwise.

It is the intention of the parties that an Appendix “B” will be approved by the Board and signed by the Chairman of the Compensation Committee and the Employee no later than June 30 of each calendar year (or portion thereof) covered by this Agreement, as amended. In the absence of an approval by the Compensation Committee of such an Appendix “B” for any year (or portion thereof), the Appendix “B” for the prior year will remain in full force and effect.

(b) Employer shall reimburse Employee for all reasonable expenses incurred by Employee in the performance of his duties under this Agreement; provided, however, that Employee must furnish to Employer an itemized account, satisfactory to Employer, in substantiation of such expenditures.

(c) Employee shall be entitled to such fringe benefits including, but not limited to, medical and family insurance benefits as may be provided from time to time by Employer to other senior officers of Employer; provided, however, that any health insurance shall not provide for a preexisting condition limitation, and, provided further, that during the term of this Agreement, such fringe benefits shall always be equal to, at a minimum, the maximum fringe benefits provided in a particular year to any other officer of Employer or Parent other than with respect to the grant of an award under any Incentive Compensation Plan of Employer.

(d) To the extent permitted by applicable law and terms of the benefit plans, Employer shall include in Employee’s credited service, in any case where credited service is relevant in determining eligibility for or benefits under any employee benefits plan, the Employee’s service for any parent, subsidiary or affiliate of Employer or for any predecessor thereof and time served at prior employers.

(e) Employer shall provide Employee with a vehicle or auto allowance during the term of the Agreement as approved by the President and Chief Executive Officer. Employer will also pay for auto insurance, maintenance and fuel, unless such auto allowance is set to cover insurance and maintenance. Employee may use the automobile for personal use and will pay all taxes related to such personal use.

(f) Employee shall be eligible to participate in such incentive compensation and stock option plans that have been approved or may in the future be approved by the shareholders of Parent or Employer and administered by the Board.

4. Duties. Employee is engaged and shall serve as Executive Vice President and Chief Operating Officer of (i) Parent, (ii) Employer and (iii) any other direct or indirect subsidiaries of Parent that may be formed or acquired. In addition, Employee shall have such other duties and hold such other offices as may from time to time be reasonably assigned to him by the Board. These services shall be provided from offices located in Alice, Texas or such other location as may be mutually agreed.

5. Extent of Services; Vacations and Days Off.

(a) During the term of his employment under this Agreement, Employee shall devote substantially his full business time, energy and attention to the benefit and business of Employer as may be necessary in performing his duties pursuant to this Agreement, subject to the proviso in the following sentence. Employee shall not provide services of a business nature to any other person other than that which has been disclosed and permitted by the Employer, including Permitted Activities under Section 12(e).

(b) Employee shall be entitled to vacations and holidays with pay and to such personal and sick leave with pay in accordance with the policy of Employer as may be established from time to time by Employer and applied to other senior officers of Employer; provided, however, that Employee shall annually be entitled to the maximum number of vacation days and holidays afforded to any other officer of Employer or Parent.

6. Facilities. Employer shall provide Employee with a fully furnished office of no less stature, type, and size than was provided as of the effective date of this Agreement, and the facilities of Employer shall be generally available to Employee in the performance of his duties pursuant to this Agreement; it being understood and contemplated by the parties that all equipment, supplies and office personnel required for Employee’s performance of duties under this Agreement shall be supplied by Employer.

7. Illness or Incapacity, Termination on Death.

(a) If during the term of his employment Employee becomes permanently disabled, as defined below, or dies, Employer shall pay to the Employee or his estate compensation through the date of death or determination of permanent disability, including salary, any prior year bonus compensation earned but not yet paid and the pro-rated portion of any current year bonus as and when determined in the ordinary course of the calculation of current year bonus due to other executive officers of Employer. Employer shall continue to provide medical insurance and other benefits to which Employee’s dependents would otherwise have been entitled for one year following the date of death or determination of permanent disability. Effective upon the date of death or determination of permanent disability, any and all options, rights or awards granted in conjunction with Parent’s or Employer’s incentive compensation and stock option plans shall immediately vest. Except for the benefits set forth in the preceding sentences and any life insurance benefits included in the benefit package provided at such time by Employer to Employee, Employer shall have no additional financial obligation under this Agreement to Employee or his estate. After receiving the payments and health insurance benefits provided in this subparagraph (a), Employee and his estate shall have no further rights under this Agreement.

(b)

(i) During any period of disability, illness or incapacity during the term of this Agreement that renders Employee at least temporarily unable to perform the services required under this Agreement for a period that shall not equal or exceed ninety (90) continuous days (provided that a return to full work status of less than five full days shall be deemed not to interrupt the calculation of such 90 days), Employee shall receive the compensation payable under Section 3(a) of this Agreement plus any bonus compensation earned through the last day of such ninety (90) day period but not yet paid, less any benefits received by him under any disability insurance carried by or provided by Employer. All rights of Employee under this Agreement (other than rights already accrued) shall terminate as provided below upon Employee’s permanent disability (as defined below), although Employee shall continue to receive any disability benefits to which he may be entitled under any disability income insurance that may be carried by or provided by Employer from time to time; Employer hereby agrees to provide such insurance on a same occupation basis.

(ii) The terms “permanently disabled” and “permanent disability” as used in this Agreement shall mean that Employee is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under any long term disability plan maintained by Employer that covers Employee. In the absence of such a long term disability plan, “permanently disabled” and “permanent disability” shall mean that Employee is unable to engage in any substantial gainful activity for a period of at least ninety (90) days in any one-year period by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. In the event Employee becomes “permanently disabled,” the Board may terminate Employee’s employment under this Agreement upon ten (10) days’ prior written notice. If any determination with respect to “permanent disability” is disputed by Employee, the parties hereto agree to abide by the determination with respect to “permanent disability” of a panel of three physicians. Employee and the Board shall each appoint one member, and the third member of the panel shall be appointed by the other two members. Employee agrees to make himself available for and submit to examinations by such physicians as may be directed by the Board. Failure to submit to any such examination shall constitute a breach of a material part of this Agreement.

8. Other Terminations.

(a)

(i) Employee may terminate his employment hereunder for any reason whatsoever upon giving at least thirty (30) days’ prior written notice. In addition, Employee shall have the right to terminate his employment hereunder on the conditions and at the times provided for in Section 8(d) of the Agreement.

(ii) If Employee gives notice pursuant to Section 8(a)(i) above, Employer shall have the right to relieve Employee, in whole or in part, of his duties under this Agreement (without reduction in compensation through the termination date).

(b)

(i) Except as otherwise provided in this Agreement, Employer may terminate the employment of Employee hereunder only for “good cause” (as defined below) and upon written notice.

(ii) As used herein, “good cause” shall mean:

(1) Employee’s conviction of either a felony involving moral turpitude or any crime in connection with his employment by Employer that causes Employer a substantial detriment, but specifically shall not include traffic offenses;

(2) actions or inactions by Employee that clearly are contrary to the best interests of Employer;

(3) Employee’s willful failure to take actions permitted by law and necessary to implement policies of the Board that the Board has communicated to him in writing, provided that such policies that are reflected in minutes of a Board meeting attended in its entirety by Employee shall be deemed communicated to Employee;

(4) Employee’s continued failure to devote substantially his full business time, energy and attention to his duties as an executive officer of Employer or its affiliates as contemplated in Section 5(a) above, following written notice from the Board to Employee of such failure; or

(5) any condition that either resulted from Employee’s current substantial dependence on alcohol, or any narcotic drug or other controlled or illegal substance. If any determination of substantial dependence is disputed by Employee, the parties hereto agree to abide by the decision of a panel of three physicians appointed in the manner specified in Section 7(b)(ii) of this Agreement.

(6) With respect to (2) through (5) above, such circumstances shall not constitute “good cause” unless Employee has failed to cure such circumstances within 10 business days following written notice thereof from the Board identifying in reasonable detail the manner in which the Employer believes that Employee has not performed such duties and indicating the steps Employer requires to cure such circumstances.

(iii) Termination of the employment of Employee for reasons other than those expressly specified in this Agreement as good cause shall be deemed to be a termination of employment “without good cause.”

(c)

(i) If Employer shall terminate the employment of Employee without good cause effective on a date earlier than the termination date provided for in Section 2 (with the effective date of termination as so identified by Employer being referred to herein as the “Accelerated Termination Date”), Employee shall continue to receive, until the termination date provided for in Section 2, the salary and other compensation and benefits specified in Section 3, in each case in the amount and kind and at the time provided for in Section 3 (provided, however, that if such benefits are not available under Employer’s benefit plans or applicable law, Employer shall be responsible for the cost of providing equivalent benefits); provided that, bonuses for each calendar year till the termination date shall be paid based on the greater of (x) the amount equal to the total bonus paid for the last completed year for which bonuses have been paid or (y) the amount equal to the bonuses that would have been payable for the then current year (or, in the case of an Accelerated Termination Date that occurs between January 1 of any year and the date that bonuses are paid based on the previous year, such previous year), determined on a basis consistent with the last completed year for which bonuses have been paid but using the projected bonus amounts for the then current year (or, in the case of an Accelerated Termination Date that occurs between January 1 of any year and the date that bonuses are paid based on the previous year, such previous year) determined by extrapolating the information as of the Accelerated Termination Date based on the best information available at the time of the calculation; provided further that, notwithstanding such termination of employment, Employee’s covenants set forth in Sections 11 and 12 shall remain in full force and effect. If Employee shall violate any of the provisions of Sections 10, 11 or 12 at any time prior to the expiration of one year after the termination of Employee’s employment with Employer, then, in addition to its other rights and remedies, Employer shall have the right to terminate all further payments of compensation or benefits to Employee, and shall have no further obligation therefor.

(ii) If Employer shall terminate the employment of Employee without good cause effective on a date earlier than the termination date provided for in Section 2, any and all options, rights or awards granted in conjunction with Parent’s or Employer’s incentive compensation and stock option plans (other than awards subject to performance criteria) shall immediately vest.

(iii) The parties agree that, because there can be no exact measure of the damage that would occur to Employee as a result of a termination by Employer of Employee’s employment without good cause, the payments and benefits paid and provided pursuant to this Section 8(c) shall be deemed to constitute liquidated damages and not a penalty for Employer’s termination of Employee’s employment without good cause, and Employer agrees that Employee shall not be required to mitigate his damages.

(d)

(i) If a Change in Control of Employer, as defined in Section 8(d)(ii) shall occur, and Employee shall:

(1) voluntarily terminate his employment within one year following such Change in Control and such termination shall be as a result of Employee’s good faith determination that Employer:

(A) has after the Change in Control reduced Employee’s annual base salary or potential bonus level or any incentive compensation or equity incentive compensation plan benefit (as in effect immediately before such Change in Control);

(B) has relocated Employee’s office to a location that is more than 10 miles from the location in which Employee principally works for Employer or Parent immediately before such Change in Control;

(C) has relocated the principal executive office of Parent, Employer or the office of Employer’s operating group for which Employee performed the majority of his services for Employer during the year before the Change in Control to a location that is more than 10 miles from the location of such office immediately before such Change in Control;

(D) has required Employee, in order to perform duties of substantially equal status to those duties Employee performed immediately before the Change in Control, to travel on Employer’s business to a substantially greater extent than is consistent with Employee’s travel obligations immediately before such Change in Control;

(E) has failed to continue to provide Employee with benefits substantially equivalent to those enjoyed by Employee under any of Employer’s life insurance, medical, health and accident or disability plans and incentive compensation or equity incentive compensation plans in which Employee was participating immediately before the Change in Control;

(F) has taken any action that would directly or indirectly materially reduce any of such benefits or deprive Employee of any material fringe benefit enjoyed by Employee immediately before the Change in Control;

(G) has failed to provide Employee with at least the number of paid vacation days to which Employee is entitled on the basis of years of service under Employer’s normal vacation policy in effect immediately before the Change in Control giving credit for time served at Employer or Parent;

(2) voluntarily terminate his employment within one year following such Change in Control and such termination shall be as a result of Employee’s good faith determination that as a result of the Change in Control and a change in circumstances thereafter significantly affecting his position other than those listed in Section 8(d)(i)(1) above, he can no longer adequately exercise the authorities, powers, functions or duties attached to his position as an executive officer of Employer, Parent or any of their affiliates;

(3) voluntarily terminate his employment within one year following such Change in Control, and such termination shall be as a result of Employee’s good faith determination that he can no longer perform his duties as an executive officer of Employer, Parent or any of their affiliates by reason of a substantial diminution in his responsibilities, status, title or position; or

(4) have his employment terminated by Employer for reasons other than those specified in Section 8(b)(ii) within one (1) year following such Change in Control;

then in any of the above four cases, Employee shall have, instead of the rights described in Section 3(a), the right to immediately terminate this Agreement and receive from Employer, within fifteen business days following the date Employee notifies Employer of his constructive or voluntary termination pursuant to this Section 8(d)(i)(1), (2) or (3) or within three business days of having his employment terminated under 8(d)(i)(4) above, (A) a lump sum cash payment equal to three times the amount of Employee’s Basic Salary with respect to the year in which such termination has occurred plus three times the greater of (x) the amount equal to the total bonus paid for the last completed year for which bonuses have been paid or (y) the amount equal to the bonuses that would have been payable for the then current year (or, in the case of termination date that occurs between January 1 of any year and the date that bonuses are paid based on the previous year), such previous year determined on a basis consistent with the last completed year for which bonuses have been paid but using the projected bonus amounts for the then current year (or, in the case of a termination date that occurs between January 1 of any year and the date that bonuses are paid based on the previous year, such previous year), determined by extrapolating the information as of the termination date based on the best information available at the time of the calculation; provided, however, that if Employee for any reason did not receive a bonus in the immediately preceding year and would not have been eligible for a bonus under (y) of the previous clause, Employee shall be deemed for purposes of this Section 8(d)(i) to have received a bonus in the amount of one-fourth of his annual Basic Salary for such year, and (B) medical plan coverage and other insurance benefits provided for himself and his spouse and dependents (to the extent his spouse and dependents are covered under the medical plan and other insurance benefits as of the date of Employee’s termination of employment) for a period of three (3) years following the date of Employee’s termination of employment (provided, however, that if such benefits are not available under Employer’s benefit plans or applicable laws, Employer shall be responsible for the cost of providing equivalent benefits), and (C) any and all options, rights or awards (including restricted stock awards and restricted stock unit awards) granted in conjunction with the Parent’s or Employer’s incentive compensation or equity incentive compensation plans shall immediately vest. Employee shall not be required to mitigate the amount of any payment provided for in this Section 8(d)(i) by seeking other employment or otherwise. Without duplication with the provisions under Section 9, to the extent the provision of any such medical benefits are taxable to Employee or his spouse or dependents, Employer shall “gross up” Employee for such taxes based on Employee’s actual tax rate (certified to Employer by Employee), up to 35% (without a “gross up” on the initial gross up). The obligation to provide this medical plan coverage shall terminate in the event Employee becomes employed by another employer that provides a medical plan that fully covers Employee and his dependents without a preexisting condition limitation. Employee shall be eligible for payments pursuant to this Section 8(d) if Employee complies with the terms of Sections 11 and 12 of this Agreement.

(ii) For purposes of this Agreement, a “Change in Control” shall mean:

(1) the obtaining by any person or persons acting as a group of fifty percent (50%) or more of the voting shares of Parent pursuant to a “tender offer” for such shares as provided under Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, or any subsequent comparable federal rule or regulation governing tender offers; or

(2) a majority of the members of the Parent’s board of directors is replaced during any twelve (12) month period by new directors whose appointment or election is not endorsed by a majority of the members of the Parent’s board of directors before the date of such new directors’ appointment or election; or

(3) any person, or persons acting as a group, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Parent that have a total gross fair market value equal to or more than seventy-five percent (75%) of the total gross fair market value of all of the assets of the Parent immediately before such acquisition or acquisitions (other than transfers to related persons as defined in Section 1.409A-3(i)(5)(vii)(B) of the Treasury Regulations).

The determination of whether a Change in Control has occurred shall be made in accordance with Section 409A of the Code (as defined below), and the Treasury Regulations and other guidance issued thereunder.

(iii) The provisions of Section 8(c) and this Section 8(d) are mutually exclusive; provided, however, that if within one year following commencement of a Section 8(c) payout there shall be a Change in Control as defined in Section 8(d)(ii), then Employee shall be entitled to the greater of the amounts payable to Employee under Sections 8(c) or 8(d)(i) reduced by the amount that Employee has previously received under Section 8(c) up to the date of the Change in Control. The triggering of the lump sum payment requirement of this Section 8(d) shall cause the provisions of Section 8(c) to become inoperative. The triggering of the continuation of payment provisions of Section 8(c) shall cause the provisions of Section 8(d) to become inoperative except to the extent provided in this Section 8(d)(iii).

(e) If the employment of Employee is terminated for good cause under Section 8(b)(ii) of this Agreement, or if Employee voluntarily terminates his employment by written notice to Employer under Section 8(a) of this Agreement without reliance on Section 8(d), Employer shall pay to Employee any compensation earned but not paid to Employee prior to the effective date of such termination. Under such circumstances, such payment shall be in full and complete discharge of any and all liabilities or obligations of Employer to Employee hereunder, and Employee shall be entitled to no further benefits under this Agreement. Employee must, however, still comply with the obligations set forth in Sections 11 and 12 of this Agreement.

9. Gross-Up Payment.

(a) In the event that it shall be determined (as hereafter provided) that any payment by Employer to or for the benefit of Employee, whether paid or payable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any equity incentive compensation plan, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (collectively, a “Payment”), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision thereto, by reason of being considered “contingent on a change in ownership or control” of Employer, within the meaning of Section 280G of the Code, or any successor provision thereto, or to any similar tax imposed by state or local law, or any interest or penalties with respect to such tax (such tax or taxes, together with any such interest and penalties, being hereafter collectively referred to as the “Excise Tax”), then Employee shall be entitled to receive an additional payment or payments (collectively, the “Gross-Up Payment”). The Gross-Up Payment shall be in an amount such that after payment by Employee of all taxes including any Excise Tax (and including any interest or penalties imposed with respect to such taxes and the Excise Tax, other than interest and penalties imposed by reason of Employee’s failure to file timely a tax return or pay taxes shown due on Employee’s return) imposed upon the Gross-Up Payment, the amount of the Gross-Up Payment retained by Employee is equal to the Excise Tax imposed upon the Payment.

(b) All determinations required to be made under this Section 9, including whether an Excise Tax is payable by Employee and the amount of such Excise Tax and whether a Gross-Up Payment is required to be paid by Employer to Employee and the amount of such Gross-Up Payment, if any, shall be made in good faith by a nationally recognized accounting firm (the “Accounting Firm”) selected by Employer at Employer’s expense. For purposes of determining the amount of the Gross-Up Payment the Accounting Firm may use reasonable assumptions and approximations with respect to applicable taxes and may rely on reasonable good faith interpretations of the Code for such purposes. Notwithstanding the foregoing, for purposes of determining the amount of the Gross-Up Payment Employee shall be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Employee’s residence on the date on which the Gross-Up Payment is calculated for purposes of this section, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. The Accounting Firm will provide its determination (the “Determination”), together with detailed supporting calculations and documentation, to Employer and Employee within five days of the date Executive terminates employment, if applicable, or such other time as requested by Employer or by Employee (provided Employee reasonably believes that any of the Payments may be subject to the Excise Tax). If the Accounting Firm determines that there is substantial authority, within the meaning of Section 6662 of the Code, or appropriate authority under any successor provisions, that no Excise Tax is payable by Employee, the Accounting Firm shall furnish Employee with a written opinion that failure to disclose or report the Excise Tax on Employee’s federal income tax return will not constitute a substantial understatement of tax or be reasonably likely to result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon Employer, absent manifest error. Within ten days of the delivery of the Determination to Employee, Employee will have the right to dispute the Determination (the “Dispute”). The Gross-Up Payment, if any, as determined pursuant to this Section will be paid by Employer to Employee within five days of the receipt of the Determination. The existence of the Dispute will not in any way affect Employee’s right to receive the Gross-Up Payment in accordance with the Determination. If there is no Dispute, the Determination will be binding, final and conclusive upon Employer and Employee, subject to the application of Section 9(c).

(c) As a result of the uncertainty in the application of Section 4999 of the Code, at the time of the initial determination by the Accounting Firm hereunder it is possible that part or all of the Gross-Up Payment that should have been made by Employer to Employee will not have been made (“underpayment”), or that part or all of the Gross-Up Payment that has been made by Employer to Employee should not have been made (“overpayment”). If a claim regarding an underpayment is made by Employee, Employer may either increase the Gross-Up Payment by the amount of the claimed underpayment, or Employer may contest such claim subject to the provisions of this Agreement. If a claim regarding an underpayment is made by the Internal Revenue Service (the “Service”), and such underpayment claim does not arise as a result of Employee’s failure to remit to the Service any Excise Tax due on any Payment, then Employer may either increase the Gross-Up Payment by the amount of the claimed underpayment, or Employer may contest such claim. If Employer decides to contest the claim, Employer shall bear and pay directly the costs and expenses (including additional interest and penalties) incurred in connection with such contest, including advancing to Employee any funds necessary to pay the claim while it is being contested, and shall indemnify and hold Employee harmless on an after-tax basis for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such underpayment claim. In such case, Employee agrees to cooperate with and assist Employer in contesting such claim. In the event that Employer exhausts its remedies and Employee is required to make a payment of any Excise Tax in regard to an underpayment, the Accounting Firm shall determine the amount of the underpayment that has occurred and any such underpayment shall be promptly paid by Employer to or for Employee’s benefit, if not already paid during the process of contesting the claim. In the case of an overpayment, Employee shall, at the direction and expense of Employer, take such steps as are reasonably necessary (including the filing of returns and claims for refund), follow reasonable instructions from, and procedures established by, Employer, and otherwise reasonably cooperate with Employer to correct such overpayment; provided, however, that (i) Employee shall not in any event be obligated to return to Employer an amount greater than the net after-tax portion of the overpayment that he has retained or has recovered as a refund from the applicable taxing authorities, and (ii) this provision shall be interpreted in a manner consistent with the intent of this Section 9, which is to make Employee whole, on an after-tax basis, from the application of the Excise Tax, it being understood that the correction of an overpayment may result in Employee repaying to Employer an amount which is less than the overpayment.

10. Inventions and Other Intellectual Property. Employee agrees that during the term of his employment by Employer, he will disclose to Employer (and no one else) all ideas, methods, plans, developments or improvements known by him which relate directly or indirectly to the business of Employer, whether acquired by Employee before or during his employment by Employer. Nothing in this Section 10 shall be construed as requiring any such communication where the idea, plan, method or development is lawfully protected from disclosure as a trade secret of a third party or by any other lawful prohibition against such communication.

11. Confidential Information and Trade Secrets.

(a) Employer is engaged in the highly competitive business of providing production-focused oilfield services relating to fluid handling, well servicing and workovers, and tubing testing in the Restricted Area (as defined below). The foregoing collectively referred to as “Forbes’s Business.” In this business, Employer generates a tremendous volume of Confidential Information and Trade Secrets which it hereby agrees to share with Employee, and which Employee will have access to and knowledge of through or as a result of Employee’s employment with the Employer. “Confidential Information and Trade Secrets” includes any information, data or compilation of information or data developed, acquired or generated by Employer, or its employees (including information and materials conceived, originating, discovered, or developed in whole or in part by Employee at the request of or for the benefit of Employer or while employed by Employer), which is not generally known to persons who are not employees of Employer, and which Employer generally does not share other than with its employees, or with its customers and suppliers on an individual transactional basis. “Confidential Information and Trade Secrets” may be written, verbal or recorded by electronic, magnetic or other methods, whether or not expressly identified as “Confidential” by Employer.

(b) “Confidential Information and Trade Secrets” includes, but is not limited to, the following information and materials:

(i) Financial information, of any kind, pertaining to Employer, including, without limitation, information about the profit margins, profitability, income and expenses of Employer or any of its divisions or lines of business;

(ii) Names and all other information about, and all communications received from, sent to or exchanged between, Employer and any person or entity which has purchased, contracted, hired, chartered equipment, vessels, personnel or services, or otherwise entered into a transaction with Employer regarding Forbes’s Business, or to which Employer has made a proposal with respect to Forbes’s Business (such person or entity being hereinafter referred to as “Customer” or “Customers”);

(iii) Names and other information about Employer’s employees, including their experience, backgrounds, resumes, compensation, sales or performance records or any other information about them;

(iv) Any and all information and records relating to Employer’s contracts, transactions, charges, prices, or sales to its Customers, including invoices, proposals, confirmations, statements, accounting records, bids, payment records or any other information regarding transactions between Employer and any of its Customers;

(v) All information about the employees, agents or representatives of Customers who are involved in evaluating, providing information for, deciding upon, or committing to purchase, sell or otherwise enter into a transaction relating to Forbes’s Business (each such individual being hereinafter referred to as a “Customer Representative”) including, without limitation, with respect to any such individual, his name, address, telephone and facsimile numbers, email addresses, titles, positions, duties, and all records of communications to, from or with any such Customer Representative;

(vi) Any and all information or records relating to Employer’s contracts or transaction with, or prices or purchases from any person or entity from which Employer has purchased or otherwise acquired goods or services of any kind used in connection with Forbes’s Business (each such person or entity being hereinafter referred to as a “Supplier”), including invoices, proposals, confirmations, statements, accounting records, bids, payment records or any other information documents regarding amounts charged by or paid to suppliers for products or services;

(vii) All information about the employees, agents or representatives of Suppliers who are involved in evaluating, providing information for, deciding upon, or committing to purchase, sell or otherwise enter into a transaction relating to Forbes’s Business (each such individual being hereinafter referred to as “Supplier Representative”) including, without limitation, with respect to any such individual, his name, address, telephone and facsimile numbers, email addresses, titles, positions, duties, and all records of communications to, from or with any such Supplier Representative;

(viii) Employer’s marketing, business and strategic growth plans, methods of operation, methods of doing business, cost and pricing data, and other compilations of information relating to the operations of Employer.

(c) Employee acknowledges that all notes, data, forms, reference and training materials, leads, memoranda, computer programs, computer print-outs, disks and the information contained in any computer, and any other records which contain, reflect or describe any Confidential Information and Trade Secrets, belong exclusively to Employer. Employee shall promptly return such materials and all copies thereof in Employee’s possession to Employer upon termination of his employment, regardless of the reasons therefor (such date being hereinafter referred to as the “Termination Date”).

(d) During Employee’s employment with Employer and thereafter, Employee will not copy, publish, convey, transfer, disclose or use, directly or indirectly, for Employee’s own benefit or for the benefit of any other person or entity (except Employer) any Confidential Information and Trade Secrets. Employee’s obligation shall continue in full force and effect until the later of the final day of any period of non-competition or eighteen (18) months after the termination of Employer’s employment. Employee will abide by all rules, guidelines, policies and procedures relating to Confidential Information and Trade Secrets implemented and/or amended from time to time by Employer.

Employee acknowledges that any actual or threatened breach of the covenants contained herein will cause Employer irreparable harm and that money damages would not provide an adequate remedy to Employer for any such breach. For these reasons, and because of the unique nature of the Confidential Information and Trade Secrets and the necessity to preserve such Confidential Information and Trade Secrets in order to protect Employer’s property rights in the event of a breach or threatened breach of any of the provisions herein, Employer, in addition to any other remedies available to it at law or in equity, shall be entitled to immediate injunctive relief against Employee to enforce the provisions of this Agreement and shall be entitled to recover from Employee its reasonable attorney’s fees and other expenses incurred in connection with such proceedings.

12. Noncompetition and Nonsolicitation.

(a) During the term of Employee’s employment, Employer agrees to provide, and to continue to provide Employee, on a daily, weekly, monthly and continual basis, access to, and the use of, its “Confidential Information and Trade Secrets” concerning Forbes’s Business, and Employer’s employees, Customers and Customer Representatives, Suppliers and Supplier Representatives and Employer’s transactional histories with all of them, as well as information about the logistics, details, revenues and expenses of Forbes’s Business, in order to allow Employee to perform Employee’s duties under this Agreement, and to develop or continue to solidify relationships with Customers, Customer Representatives, Suppliers and Supplier Representatives. Employee acknowledges that new and additional Confidential Information and Trade Secrets regarding each of these matters is developed by Employer as a part of its continuing operations, and Employer hereby agrees to provide Employee access to and use of all such new, additional and continuing Confidential Information and Trade Secrets, and Employee acknowledges that access to such new, additional and continuing Confidential Information and Trade Secrets is essential for Employee to be able to perform, and continue to perform, Employee’s duties under this Agreement. In addition, Employer agrees to provide, and continue to provide, training, education, direction and development to Employee with respect to all of Employer’s business methods, processes, procedures, software and information, including newly developed and newly discovered information, in order to ensure Employee can perform Employee’s duties hereunder and participate in Forbes’s business.

(b) In consideration of Employer’s agreement to provide Employee with access to and use of its Confidential Information and Trade Secrets, including new, additional and continuing Confidential Information and Trade Secrets, and to provide training, Employee agrees to refrain from competing with Employer, or otherwise engaging in Restricted Activities within the Restricted Area, each as defined herein, during the Restricted Period.

(c) Restricted Period. Employee agrees that during the term of his employment with Employer, and for a period of one year thereafter, regardless of the date or cause of such termination (the “Restricted Period”), and regardless of whether the termination occurs with or without cause, and regardless of who terminates such employment, Employee will not directly or indirectly, as an employee, officer, director, shareholder, proprietor, agent, partner, recruiter, consultant, independent contractor or in any other individual or representative capacity, engage in any of the Restricted Activities within the Restricted Area.

(d) Restricted Activities. Restricted Activities shall mean and include all of the following:

(i) Conducting, engaging or participating, directly or indirectly, as employee, agent, independent contractor, consultant, partner, shareholder, investor, lender, underwriter or in any other capacity with another company that is engaged in Forbes’s Business. The restrictions of this section shall not be violated by (i) the ownership of no more than 5% of the outstanding securities of any company whose stock is publicly traded, (ii) other outside business investments approved in writing by the Chief Executive Officer or President of Employer that do not in any manner conflict with the services to be rendered by Employee for Employer and its affiliates and that do not diminish or detract from Employee’s ability to render his attention to the business of Employer and its affiliates, (iii) employment by a certified public accounting firm or a commercial or investment bank that may have as a client or customer: (A) a Competitor to Employer or (B) any of the clients or customers of Employer with whom Employer did business during the term of Employee’s employment, so long as Employee does not directly or indirectly serve, advise or consult in any way such Competitor to Employer or client or customer of Employer, respectively, for a period of twelve (12) months after Employee’s termination, or (iv) engaging in a Permitted Activity (as described in Section 12(e) below).

(ii) Recruiting, hiring or attempting to recruit or hire, either directly or by assisting others, any other employee of Employer, or any of its customers or suppliers in connection with Forbes’s Business. For purposes of this covenant, “any other employee” shall include employees, consultants, independent contractors or others who are still actively employed by, or doing business with, Employer, its Customers or Suppliers, at the time of the attempted recruiting or hiring, or were so employed or doing business at any time within six months prior to the date of such attempted recruiting or hiring;

(iii) Communicating, by any means, soliciting or offering to solicit the purchase, performance, sale, furnishing, or providing of any equipment, services, or product which constitute any part of Forbes’s Business to, for or with any Customer, Customer Representative, Supplier or Supplier Representative; and

(iv) Using, disclosing, publishing, copying, distributing or communicating any Confidential Information and Trade Secrets to or for the use or benefit of Employee or any other person or entity other than Employer.

(e) Permitted Activities. The restrictions against competition contained in this Section 12 shall not prohibit Employee, in any manner, directly or indirectly, on his own behalf or on behalf of any corporation, partnership, trust, joint venture, individual or other entity, from engaging in:

(i) other activities which do not compete with the Forbes’s Business;

(ii) the items permitted by Section 4.18(b) of that certain Indenture dated February 12, 2008 by and among the Company, Forbes Energy Capital Inc., Wells Fargo Bank, National Association, as Trustee and Collateral Agent, and certain other parties; or

(iii) the business of providing production-focused oilfield services as long as such activities have been or may be approved by the independent members of Employer’s or Parent’s board of directors.

(f) Restricted Area. The Restricted Area shall mean and include each of the following in which Forbes’s Business is conducted:

(i) The State of Texas; and

(ii) In a 25-mile radius of any Forbes location.

(g) Agreement Ancillary to Other Agreements. This covenant not to compete is ancillary to and part of other agreements between Employer and Employee, including, without limitation, Employer’s agreement to disclose, and continue to disclose, its Confidential Information and Trade Secrets, and its agreement to provide, and continue to provide, training, education and development to Employee.

(h) Independent Agreements. The parties hereto agree that the foregoing restrictive covenants set forth herein are essential elements of this Agreement, and that, but for the agreement of Employee to comply with such covenants, Employer would not have agreed to enter into this Agreement. Such covenants by Employee shall be construed as agreements independent of any other provision in this Agreement. The existence of any claim or cause of action of Employee against Employer, whether predicated on this Agreement, or otherwise, shall not constitute a defense to the enforcement by Employer of such covenants.

(i) Equitable Reformation. The parties hereto agree that if any portion of the covenants set forth herein are held to be illegal, invalid, unreasonable, arbitrary or against public policy, then such portion of such covenants shall be considered divisible both as to time and geographical area. Employer and Employee agree that, if any court of competent jurisdiction determines the specified time period or the specified geographical area applicable herein to be illegal, invalid, unreasonable, arbitrary or against public policy, a lesser time period or geographical area which is determined to be reasonable, non-arbitrary and not illegal or against public policy may be enforced against Employee. Employer and Employee agree that the foregoing covenants are appropriate and reasonable when considered in light of the nature and extent of the business conducted by Employer and the Confidential Information and Trade Secrets and training provided by Employer to Employee.

13. Injunctive Relief. Employee agrees that damages at law will be an insufficient remedy to Employer if Employee violates or attempts or threatens to violate the terms of Sections 10, 11 or 12 of this Agreement and that Employer would suffer irreparable damage as a result of such violation or attempted or threatened violation. Accordingly, it is agreed that Employer shall be entitled, upon application to a court of competent jurisdiction, to obtain injunctive relief to enforce the provisions of such Sections, which injunctive relief shall be in addition to any other rights or remedies available to Employer, at law or in equity. In the event either party commences legal action relating to the enforcement of the terms of Sections 10, 11 or 12 of this Agreement, the prevailing party in such action shall be entitled to recover from the other party all of the costs and expenses in connection therewith, including reasonable fees and disbursements of counsel (both at trial and in appellate proceedings).

14. Compliance with Other Agreements. Employee represents and warrants that the execution of this Agreement by him and his performance of his obligations hereunder will not conflict with, result in the breach of any provision of or the termination of or constitute a default under any agreement to which Employee is a party or by which Employee is or may be bound.

15. Waiver of Breach. The waiver by Employer of a breach of any of the provisions of this Agreement by Employee shall not be construed as a waiver of any subsequent breach by Employee.

16. Binding Effect; Assignment.

(a) Employer is a subsidiary of Forbes Energy Services Ltd (the Parent), and Forbes’s Business, as defined in Section 11, is carried on by, and the Confidential Information and Trade Secrets as defined in Section 11 has been, and will continue to be, developed by Employer, Parent and each of Parent’s or Employer’s subsidiaries and affiliates, all of which shall be included within the meaning of the word “Employer” as that term is used in Sections 10, 11, 12 and 13 of this Agreement. This Agreement shall inure to the benefit of, and be enforceable by, Employer, Parent, and each of the subsidiaries and affiliates included within the definition of the word “Employer” as used in Sections 10, 11, 12 and 13.

(b) The rights and obligations of Employer under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Employer. This Agreement is a personal employment contract and the rights, obligations and interests of Employee hereunder may not be sold, assigned, transferred, pledged or hypothecated.

17. Indemnification. Employee shall be entitled throughout the term of this Agreement and thereafter to indemnification by Parent and Employer in respect of any actions or omissions as an employee, officer or director of Parent, Employer (or any successor thereof) to the fullest extent permitted by law. The parties acknowledge that Employee is also entitled to the benefits of a separate Indemnification Agreement between Employee and Parent and that this section shall be read as complimentary with and not in conflict with or substitution for such Indemnification Agreement. Parent and Employer also agree to obtain directors and officers (D&O) insurance in a reasonable amount determined by the Board and to maintain such insurance during the term of this Agreement (as such Agreement may be extended from time to time) and for a period of twelve (12) months following the termination of this Agreement, as so extended.

18. Entire Agreement. This Agreement (including Appendix “A” and Appendix “B”, as either may be amended from time to time) contains the entire agreement and supersedes all prior agreements and understandings, oral or written, with respect to the subject matter hereof. This Agreement may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge is sought.

19. Construction and Interpretation.

(a) The Board shall have the sole and absolute discretion to construe and interpret the terms of this Agreement, unless another individual or entity is charged with such responsibility.

(b) This Agreement shall be construed pursuant to and governed by the laws of the State of Texas (but any provision of Texas law shall not apply if the application of such provision would result in the application of the law of a state or jurisdiction other than Texas).

(c) The headings of the various sections in this Agreement are inserted for convenience of the parties and shall not affect the meaning, construction or interpretation of this Agreement.

(d) Consistent with Section 12(i) the following sentences of this Section 19(d) shall apply. Any provision of this Agreement that is determined by a court of competent jurisdiction to be prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or non-authorization without invalidating the remaining provisions hereof or affecting the validity, enforceability or legality of such provision in any other jurisdiction. In any such case, such determination shall not affect any other provision of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect. If any provision or term of this Agreement is susceptible to two or more constructions or interpretations, one or more of which would render the provision or term void or unenforceable, the parties agree that a construction or interpretation that renders the term or provision valid shall be favored.

(e) This Agreement shall be construed to the extent necessary to comply with the provisions of Section 409A of the Code and any Treasury Regulations and other guidance issued thereunder

20. Notice. All notices that are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy or similar electronic transmission method; one working day after it is sent, if sent by recognized expedited delivery service; and five days after it is sent, if mailed, first class mail, certified mail, return receipt requested, with postage prepaid. In each case notice shall be sent to:

To Employer:

Forbes Energy Services LLC

Attention: John E. Crisp, President and Chief Executive Officer

3000 South Business Highway 281

Alice, Texas 78332

Fax: (713) 481-8344

To Employee:

Charles C. Forbes

1611 Morningside Street

Alice, Texas 78333

Fax: (361) 396-1876

21. Venue; Process. The parties agree that all obligations payable and performable under this Agreement are payable and performable at the offices of Employer in Alice, Jim Wells County, Texas. The parties to this Agreement agree that jurisdiction and venue in any action brought pursuant to this Agreement to enforce its terms or otherwise with respect to the relationships between the parties shall properly lie in the Judicial District Court for Jim Wells County or in the United States District Court for the Southern District of Texas, Corpus Christi Division, Corpus Christi Office.

22. Six-Month Delay. Notwithstanding any provision of this Agreement to the contrary, if, at the time of Employee’s termination of employment with Employer, he is a “specified employee” as defined in Section 409A of the Code, and one or more of the payments or benefits received or to be received by Employee pursuant to this Agreement would constitute deferred compensation subject to Section 409A of the Code, no such payment or benefit will be provided under this Agreement until the earlier of (a) the date that is six (6) months following Employee’s termination of employment with Employer, or (b) the Employee’s death. The provisions of this Section 22 shall only apply to the extent required to avoid Employee’s incurrence of any penalty tax or interest under Section 409A of the Code or any Treasury Regulations and other guidance issued thereunder

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

EMPLOYER:

Forbes Energy Services LLC

By:	/s/ John E. Crisp
John E. Crisp, President and Chief Executive Officer

EMPLOYEE:

/s/ Charles C. Forbes
Charles C. Forbes

ACKNOWLEDGED AND AGREED TO FOR

PURPOSES OF GUARANTEEING THE

FINANCIAL OBLIGATIONS OF EMPLOYER

TO EMPLOYEE:

FORBES ENERGY SERVICES LTD

By:	/s/ John E. Crisp
John E. Crisp, President and Chief Executive Officer

Signature Page – Employment Agreement

APPENDIX A

[Bonus process to be established by the Compensation Committee by June 30, 2008]

A – 1

APPENDIX B

[The applicable EBITDA Target and any other financial terms that vary from year to year will be set forth each year on an Appendix B and are to be established by the Compensation Committee by June 30 of such year.]

B – 1